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NEW **Portfolio Manager Robert Loest will be a guest on the network premiere of CNBC's Market Watch w/ Maria Bartiromo, Friday 7pm EST.**

***A Foolishly Managed Mutual Fund***
**(Fool on the Hill) February 24, 2000**

# *Special Announcement!*

## Closing Values
**March 28, 2000**

| symbol | price | $ change | % change | total net assets | % YTD return |
|---|---|---|---|---|---|
| **Millennium** - IPSMX | $83.53 | -$2.42 | -2.81% | $467.1 Million | +23.38% |
| **New Frontier** - IPSFX | $48.57 | -$1.89 | -3.74% | $24.2 Million | +21.43% |
| **Dow** | 10,936.11 | -89.74 | -0.81% | N/A | -4.88% |
| **Nasdaq** | 4,834.00 | -124.56 | -2.51% | N/A | +18.79% |
| **S&P 500** | 1,507.73 | -16.13 | -1.06% | N/A | +2.62% |

Millennium 1 yr., 5 yr., & since inception returns as of most recent calendar quarter
New Frontier 1 yr. & since inception returns as of most recent calendar quarter

***IPS Millennium Fund is now***
***A Morningstar ★★★★★ fund: 3 Years***
***A Morningstar ★★★★★ fund: 5 Years***

***The Fund received 5 stars among 407 and 277 Domestic Equity Funds for the 3-year and 5-year periods ended 2/29/00. Morningstar proprietary ratings reflect risk-adjusted performance through 2/29/00. The top 10% of the funds in an investment category receive 5 stars. Subject to change every month, a fund's rating is based on its 3-year, 5-year and (where available) 10-year average annual total returns (with fee adjustments) in excess of 90-day Treasury bill returns, and a risk factor that reflects fund performance below 90-day Treasury bill returns.***

*Note: Above total returns include dividend & capital gains distributions not shown here. The performance data given above represent past performance, which is no guarantee of future results. The investment return and principal value will fluctuate, so that the value of your shares, when redeemed, may be worth more or less than their original cost. This fluctuation in value is illustrated on a quarterly basis in the bar graph at the top of this page. Income & capital gains distributions are also included in the Prospectus, or call 800.249.6927 for the most recent annual or semi-annual report, or view it in Adobe format on the index page.*

Back to Millennium Index Page
Back to New Frontier Index Page

# IPS Millennium Fund Information

| ***Fund Statistics 02/29/00*** | | ***Other Information*** | |
|---|---|---|---|
| Ticker Symbol | **IPSMX** | Minimum Initial Purchase | **$1,000 / $100 per month** |
| Number of Stocks | **88** | Minimum Subsequent Purchase | **$100** |
| Risk (Morningstar) | **Average** | CUSIP Number | **449837103** |
| Load | **No-Load** | Inception Date | **January 3, 1995** |
| 12b-1 Fee | **None** | Objective | **Growth & Income** |
| Total Assets | **$341.4 Million** | Characterization | **Multi-cap Blend** |
| Expense Ratio | **1.17%** | Management Team | **Loest / D'Amico** |
| Turnover Ratio | **51.74%** | Investment Advisor | **IPS Advisory, Inc.** |
| 5 yr. Return to 02-29-00 | **+ 47.6%** | Custodian | **Provident Bank, N.A.** |
| Fund Beta (Wilshire 4500) | **1.08** | Telephone | **800.249.6927 / 865.524.1676** |
| Beta Correlation | **0.73** | Address | **1225 Weisgarber Rd, Ste S-380, Knoxville, TN 37909** |
| Fund Alpha (Wilshire 4500) | **26.6%** | Outside Auditor | **McCurdy & Associates CPAs, Inc.** |

The Fund is a ***no-load***, no-12b-1, diversified Growth & Income Fund managed by IPS Advisory, Inc., Knoxville, TN. **Stock mutual funds are volatile, and investors can lose money in them, especially over shorter periods of time (i.e., less than five years), so please read our disclosure below, and the Prospectus, before investing**. See the ***Fund Addresses*** page for more about the Fund's fiduciary & contractual relationships.

**Important! Please Read.**

Past performance is no guarantee of future results. For more complete information about the **IPS Millennium Fund**, including performance and expenses, please write, E-mail, or call us at **800.249.6927** to obtain a printed copy of the Prospectus and other information. Before you send money or invest, please read the Prospectus carefully. Investment return and principal value will fluctuate so that, when redeemed, your shares may be worth more or less than their original cost.

# IPS Millennium Fund



| | |
|---|---|
| **CUSIP** | *449837103* |
| **Ticker** | *IPSMX* |
| **Inception** | *Jan. 3, 1995* |
| **Minimum** | *$1,000 / $100 additions* |
| **Managers** | *Loest / D'Amico since inception* |
| **Phone** | *800.249.6927 / 865.524.1676* |
| **Website** | *www,ipsfunds.com* |
| **E-mail** | *info@ipsfunds.com* |
| **Available** | *Schwab, Fidelity, Jack White, Waterhouse, First DataLynx* |

## Investment Objective

**IPS Millennium Fund** seeks long-term capital gains from investment in rapidly-growing U.S. corporations. A secondary objective is the reduction of volatility by using high dividend sectors such as utilities. Industry selection is based on a top down methodology using a **Biological / Ecological** model of the economy. Individual stock selection is based on criteria derived from **Complex Adaptive Systems** theory.

## Top Ten Holdings 02/29/00

| | |
|---|---|
| 1. JDS Uniphase | 4.6% |
| 2. Sandisk | 4.2% |
| 3. Vitria Technology | 3.3% |
| 4. Calpine | 2.7% |
| 5. Duke Energy | 2.4% |
| 6. Broadvision | 2.2% |
| 7. Silknet Software | 2.0% |
| 8. Cisco Systems | 1.9% |
| 9. Yahoo | 1.9% |
| 10. Verisign | 1.8% |

## Sector Weightings 02/29/00



ISPs (1.00%)
Telecommunications (15.75%)
Software (24.35%)
Cmptr Networking (15.40%)
Services (4.50%)
ECommerce (4.50%)
Financial (0.20%)
Cash (9.60%)
Utilities (17.50%)
Semi-Conductors (6.60%)
Cable (0.60%)


## Portfolio Statistics 02/29/00

| | |
|---|---|
| Wtd Avg Market Cap | $ 34.8 Billion |
| Median Market Cap | $ 9.1 Billion |
| Number of Companies | 88 |
| Turnover Ratio | 51.74% |
| Beta | 1.08 |
| Beta Correlation | 0.73 |
| Expense Ratio | 1.17% maximum |
| Total Assets | $ 341.4 Million |
| Load | No-Load |
| 12b-1 Fee | None |
| 5-Yr. Compound Return | 47.6% |
| 5-Yr. S&P 500 Cmpd Rtn | 24.1% |
| Min. Initial Purchase | $1,000 / $100/mo. |
| Characterization | Multi-cap Blend |

## Performance 02/29/00**



120%
100%
80%
60%
40%
20%
0%
-20%
95
96
97
98
99
2/29
Fund
Value Line
S&P 500


| **Performance**** | **95** | **96** | **97** | **98** | **99** | **02/29/00** |
|---|---|---|---|---|---|---|
| Fund | 24.80% | 24.40% | 21.40% | 40.30% | 117.54% | 22.58% |
| Value Line (A) | 28.70% | 21.80% | 21.10% | 5.82% | 10.56% | -3.93% |
| S&P 500 | 37.50% | 23.10% | 33.20% | 31.33% | 19.53% | -7.00% |

*This report is not an offer to sell IPS Millennium Fund. Shares are sold only through the currently effective prospectus, which must precede or accompany this report. Please read the prospectus carefully before you invest or send money. Total return figures include reinvestment of all dividends and capital gains. Investment returns will fluctuate and when redeemed, shares may be worth more or less than their original investment. Past performance does not guarantee future results. All performances results are net of fees.*


The Advisor to the Fund is **IPS Advisory, Inc.**, SEC Registered Investment Advisor
1225 Weisgarber Road, Suite S-380, Knoxville, TN 37909

fund returns

# IPS Millennium Fund Performance Statistics

Home | FAQ | Prospectus | Applications | State Registrations | Addresses | Philosophy

## Relative Volatility of Quarterly Returns
### as of December 31, 1999

**The volatility of a mutual fund relative to some broad market index is often used as a gauge of its risk. As you can see from the bar graph below, the IPS Millennium Fund's level of risk, using relative volatility, is greater than that of the broader stock market, principally due to its large component of technology companies. You should understand this aspect of the Fund before you invest.**


Quarter Returns: IPS Millennium Fund
vs. Value Line Arithmetic Composite
60%
40%
20%
0%
-20%
% Return
6/95
12/95
6/96
12/96
6/97
12/97
6/98
12/98
6/99
12/99
Period
IPS Millennium Fund
Value Line Arithmetic Composite

| Calender Quarter | IPS Millennium | Value Line (A) |
|---|---|---|
| 6/95 | 6.27% | 8.53% |
| 12/95 | 2.36% | 2.04% |
| 6/96 | 9.51% | 4.54% |
| 12/96 | 5.34% | 7.08% |
| 6/97 | 17.81% | 14.88% |
| 12/97 | -0.53% | -0.69% |
| 6/98 | 3.81% | -1.23% |
| 12/98 | 23.35% | 19.80% |
| 6/99 | 11.38% | 17.24% |

| | | |
|---|---|---|
| 12/99 | 52.79% | 6.09% |

***The Value Line Arithmetic Composite Index (VLACI) is an equally weighted index, as opposed to the capitalization weighted S&P 500 Composite, and covers nearly 1,700 companies. IPS Advisory uses the VLACI because we feel it is more representative of the companies in the Fund's portfolio, their more equal weightings, and the broader stock market in general.***

## Performance History (*updated monthly*)
### as of February 29, 2000



120%
100%
80%
60%
40%
20%
0%
-20%
95
96
97
98
99
2/29
Fund
Value Line
S&P 500


**Annual returns for the IPS Millennium Fund versus the S&P 500 and the Value Line Arithmetic Composites.**

| | 1995 | 1996 | 1997 | 1998 | 1999 | 02/29/00 |
|---|---|---|---|---|---|---|
| IPS Millennium | 24.80% | 24.40% | 21.40% | 40.30% | 117.54% | 22.58% |
| Value Line (A) | 28.70% | 21.80% | 21.10% | 5.82% | 10.56% | -3.93% |
| S&P 500 | 37.50% | 23.10% | 33.20% | 31.33% | 19.53% | -7.00% |

## Performance History
### February 29, 2000

| Period (Ticker IPSMX) | Beginning NAV | Ending NAV | % Total Return | Income Distrib. | Capital Gains Distrib. | S&P 500 Return |
|---|---|---|---|---|---|---|
| Jan. 3, 1995 - Dec. 31, 1995 | $12.00 | $14.76 | 24.80% | $0.124 | $0.0801 | 37.50% |
| Jan. 1, 1996 - Dec. 31, 1996 | $14.76 | $18.28 | 24.43% | $0.0231 | $0.07 | 22.14% |
| Jan. 1, 1997 - Dec. 31, 1997 | $18.28 | $22.20 | 21.44% | $0.00 | $0.00 | 31.90% |
| Jan. 1, 1998 - Dec. 31, 1998 | $22.20 | $31.12 | 40.30% | $0.027 | $0.00 | 27.08% |
| Jan. 1, 1999 - Dec. 31, 1999 | $31.12 | $67.70 | 117.5% | $0.00 | $0.383 | 19.78% |
| Jan. 1, 2000 - Feb. 29, 2000 | $67.70 | $82.99 | 22.58% | $0.00 | $0.00 | -7.00% |
| Feb. 29, 1999 - Feb. 29, 2000 | $32.83 | $82.99 | 152.79% | $0.00 | $0.00 | 11.50% |
| Annualized Total Return: 3 Years to December 31, 1999 | $18.86 | $67.70 | 54.93% | *NA* | *NA* | 27.46% |
| Annualized Total Return: Inception to December 31, 1999 | $12.00 | $67.70 | 41.94% | *NA* | *NA* | 26.15% |
| Annualized Total Return: 5 Years to February 29, 2000 | $14.98 | $82.99 | 47.64% | *NA* | *NA* | 24.11% |
| Annualized Total Return: Inception to February 29, 2000 | $12.00 | $82.99 | 46.01% | *NA* | *NA* | 24.79% |

*Note: Above total returns include dividend & capital gains distributions not shown here. The performance data given above represent past performance, which is no guarantee of future results. The investment return and principal value will fluctuate, so that the value of your shares, when redeemed, may be worth more or less than their original cost. This fluctuation in value is illustrated on a quarterly basis in the bar graph at the top of this page. Income & capital gains distributions are also included in the Prospectus, or call 800.249.6927 for the most recent annual or semi-annual report, or view it in Adobe format on the index page.*

***IPS Millennium Fund is a diversified, open-end management company registered with the SEC. The Adviser, Underwriter and Distributor of the Fund is IPS Advisory, Inc., an SEC Registered Investment Advisor.***


fund returns

# IPS New Frontier Fund Performance Statistics

Home | FAQ | Prospectus | Applications | State Registrations | Addresses | Philosophy

---

## Relative Volatility of Quarterly Returns
### as of December 31, 1999

**The volatility of a mutual fund relative to some broad market index is often used as a gauge of its risk. As you can see from the bar graph below, the IPS New Frontier Fund's level of risk, using relative volatility, has been less than that of the broader stock market, principally due to its large cash component, and the fact that the fund buys chiefly companies whose stock price has fallen dramatically. Nevertheless, the Fund is a "Non-diversified" fund, holding less than 20 companies, so *day-to-day* and *week-to-week* (not longer term) volatility is more likely to be determined by the behavior of individual stocks in which it holds a large position, rather than the broader market indexes. You should understand this aspect of the Fund before you invest.**


Quarter Returns: IPS New FrontierFund
vs. Value Line Arithmetic Composite
100%
80%
60%
40%
20%
0%
-20%
% Return
9/98 12/98 3/99 6/99 9/99 12/99
Period
IPS New Frontier Fund
Value Line Arithmetic Composite

| Calender Quarter | IPS New Frontier | Value Line (A) |
|---|---|---|
| 9/98 | -1.92% | -16.23% |
| 12/98 | 20.67% | 19.80% |
| 3/99 | 19.11% | -3.46% |
| 6/99 | 9.59% | 17.24% |
| 9/99 | 11.08% | -8.36% |
| 12/99 | 94.55% | 6.09% |

***The Value Line Arithmetic Composite Index (VLACI) is an equally weighted index, as opposed to the capitalization weighted S&P 500 Composite, and covers nearly 1,700 companies. IPS Advisory uses the VLACI because we feel it is more representative of the companies in the Fund's portfolio, their more equal weightings, and the broader stock market in general, than is the S&P 500.***

## Performance History (*updated monthly*)
### as of February 29, 2000


200%
150%
100%
50%
0%
-50%
98
99
2/29
Fund
Value Line
S&P 500

**Since inception returns for the IPS New Frontier Fund versus the S&P 500 and the Value Line Arithmetic Composites.**

| | 1998 | 1999 | 02/29/00 |
|---|---|---|---|
| IPS New Frontier | 18.36% | 182.09% | 17.13% |
| Value Line (A) | 1.01% | 10.56% | -3.93% |
| S&P 500 | 6.85% | 19.53% | -7.00% |

## Performance History updated monthly
### as of February 29, 2000

| Period (Ticker IPSFX) | Beginning NAV | Ending NAV | % Total Return | Income Distrib. | Capital Gains Distrib. | S&P 500 Return |
|---|---|---|---|---|---|---|
| Aug. 3, 1998 - Dec. 31, 1998 | $12.00 | $14.18 | 18.36% | $0.023 | $0.00 | 10.29% |
| Jan. 1, 1999 - Dec. 31, 1999 | $14.18 | $40.00 | 182.1% | $0.00 | $0.742 | 20.97% |

| | | | | | | |
|---|---|---|---|---|---|---|
| 1999 | | | | | | |
| Jan. 1, 2000 - Feb. 29, 2000 | $40.00 | $46.85 | 17.13% | $0.00 | $0.00 | -7.00% |
| Feb. 29, 1999 - Feb. 29, 2000 | $15.49 | $46.85 | 202.45% | $0.00 | $0.00 | 11.58% |

*Note: Above total returns include dividend & capital gains distributions (shown above). The performance data given above represent past performance, which is no guarantee of future results. The investment return and principal value will fluctuate, so that the value of your shares, when redeemed, may be worth more or less than their original cost. This fluctuation in value is illustrated on a quarterly basis in the bar graph at the top of this page. Income & capital gains distributions are also included in the Prospectus, or call 800.249.6927 for the most recent annual or semi-annual report, or view it in Adobe format on the index page.*

***IPS New Frontier Fund is a non-diversified open-end management company registered with the SEC. The Adviser, Underwriter and Distributor of the Fund is IPS Advisory, Inc., an SEC Registered Investment Advisor.***